April 6, 2011

United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:	Mr. Brian Cascio
Accounting Branch Chief

Re:	Columbus McKinnon Corporation
Form 10-K for the fiscal year ended March 31, 2010
Filed May 28, 2010
Form 10-Q for the fiscal quarter ended December 31, 2010
File No. 000-27618

Dear Mr. Cascio:

By this letter, Columbus McKinnon Corporation (the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Columbus McKinnon Corporation Form 10-K for the fiscal year ended March 31, 2010 and to the Columbus McKinnon Corporation Form 10-Q for the fiscal quarter ended December 31, 2010.

Set forth below is the Company’s response to the letter of comments, dated March 23, 2011, to the Company from the Commission, which reflects follow-up comments to the Commission’s letter dated February 25 and the Company’s subsequent response letter dated March 11.  The responses noted below have been numbered to correspond to those of the March 23 comment letter.

Form 10-K for the fiscal year ended March 31, 2010

SEC Comment Letter:
Item 7. Liquidity and Capital Resources, page 21
1.
If significant to an understanding of your liquidity, please clarify the amount of cash and cash equivalents held outside of the U.S. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely invested.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Company Response:
At December 31, 2010 approximately $30.0 million of the Company’s cash and cash equivalents is held by non-U.S. subsidiaries.  The Company intends to use this cash to further its investment in its non-U.S. locations. The Company has considered whether there are any material legal or other restrictions to accessing this cash and the Company has determined that no such restrictions exist.  There are no material amounts of cash and cash equivalents held by non-U.S. subsidiaries that may not be available for general corporate use.  In future filings, we will include within our Liquidity and Capital Resources section of the MD&A a discussion indicating that no material restrictions exist in accessing cash held by our non-U.S. subsidiaries.  Additionally we will indicate that we expect to meet our U.S. funding needs without repatriating non-U.S. cash and incurring the incremental U.S. taxes.

SEC Comment Letter:
Schedule II – Valuation and Qualifying Accounts, Page F-49
2.
We refer to your response to prior comment 7. We see the reserve you have established relates to slow moving inventory.  Please tell us why you believe that no loss has been sustained on slow moving inventory.  In your response, also tell us whether slow moving products are sold to customers at a reduced cost.  Any expected losses related to slow moving inventory should be considered a cost adjustment establishing a new cost basis as provided under SAB Topic 5-BB and FASB ASC 330-10-35-14.  Please clarify your basis in the accounting literature for recording a reserve rather than an impairment for slow moving inventory.

Company Response:
The Company records its slow moving inventory adjustment to reduce the value of its inventory below original cost.  This departure from the cost basis of valuing inventory is due to the fact that we estimate the projected utility of the inventory to no longer be as great as its original cost.  These inventory adjustments generally account for the on-hand quantities of raw material parts and components in excess of what the Company considers to be its normal estimated future usage requirements. Due to the nature of the products we manufacture, from time to time we must stock replacement parts and components in excess of historical usage for after-market support. While we generally do not sell this inventory to our customers below the Company’s original cost, the adjustment reflects the reduction in the inventory’s projected utility due to the passage of time and due to changes and advancements in the design of our products. The lower valued inventory is recorded at a new cost basis in the period in which this occurs.

In future filings, we will discontinue presentation of this adjustment as an inventory reserve in Schedule II of our Form 10-K and will instead present it as a reduction in the cost basis of the inventory.

Form 10-Q for the quarter ended December 31, 2010

SEC Comment Letter:
Item 2. Liquidity and Capital Resources, page 26
3.
We refer to your response to prior comment 12.  To the extent you continue to utilize a material amount of your credit facilities for letters of credit, in future filings please provide disclosure describing the letters of credit similar to your response.

Company Response:
The Company has reviewed our prior response to comment 12 and agrees that the information provided to you should be included in future Form 10-Q and 10-K filings.  In future Form 10-Q and 10-K filings, the Company will provide additional disclosure in instances where the Company utilizes a material amount of its letters of credit as follows:

As of December 31, 2010, the Company had two categories of letters of credit:  stand-by letters of credit (approximately $5.3 million) and documentary letters of credit (approximately $9.1 million).  The stand-by letters of credit exist to support future potential insurance claim payouts and future potential warranty payouts.  The documentary letters of credit are used as a form of payment to suppliers in non-U.S. countries.  The increase in the documentary letters of credit from March 31, 2010 to December 31, 2010 relates to one letter of credit in the amount of approximately $6 million, which is scheduled to mature in April 2012.

Pursuant to your request, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Staff provide any further comments or questions with regard to this inquiry as soon as possible by telephone, fax, or email to the undersigned at (716) 689-5550 (phone), (716) 689-5598 (fax), or karen.howard@cmworks.com.

Yours truly,

Columbus McKinnon Corporation

By:	/s/ Karen L. Howard
Karen L. Howard
Vice President – Finance and
Chief Financial Officer (Principal Financial Officer)